UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

RELMADA THERAPEUTICS, INC.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

75955J 204
(CUSIP Number)

Matthew D. Eitner

Chief Executive Officer

Laidlaw & Company (UK) Ltd.
546 Fifth Avenue, 5th Floor,
New York, NY 10036
(212) 953-4900

Copies to:

Dennis J. Block
Greenberg Traurig, LLP
200 Park Avenue
New York, NY 10166
(212) 801-2222

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75955J 204
1	Names of reporting persons Laidlaw & Company (UK) Ltd.
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or place of organization England & Wales

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person BD

CUSIP No. 75955J 204
1	Names of reporting persons Matthew D. Eitner
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,136,605[1]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,136,605[1]

11	Aggregate amount beneficially owned by each reporting person 1,136,605[1]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.62%[2]
14	Type of reporting person IN

1 Includes (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner (including 111,247 shares of Common Stock underlying warrants and restricted stock awards), (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, and (iii) 544,312 shares of Common Stock registered in the name of Mr. Ahern (including 111,246 shares of Common Stock underlying warrants and restricted stock awards).

2 Calculated based on 11,592,278 shares of the Common Stock outstanding as of November 18, 2015, as reported in the Issuer’s Schedule 14A filed with the SEC on November 27, 2015 (“Schedule 14A”), and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern.

CUSIP No. 75955J 204
1	Names of reporting persons James P. Ahern
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds PF
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☒
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 1,136,605[3]
	9	Sole dispositive power 0
	10	Shared dispositive power 1,136,605[3]

11	Aggregate amount beneficially owned by each reporting person 1,136,605[3]
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 9.62%[4]
14	Type of reporting person IN

3 Includes (i) 585,233 shares of Common Stock registered in the name of Mr. Eitner (including 111,247 shares of Common Stock underlying warrants and restricted stock awards), (ii) 7,060 shares of Common Stock registered in the name of Mr. Eitner’s wife, Katie L. Eitner, and (iii) 544,312 shares of Common Stock registered in the name of Mr. Ahern (including 111,246 shares of Common Stock underlying warrants and restricted stock awards).

4 Calculated based on 11,592,278 shares of Common Stock outstanding as of November 18, 2015, as reported in the Schedule 14A, and adjusted for shares of Common Stock underlying warrants and restricted stock awards beneficially owned by Mr. Eitner and Mr. Ahern.

CUSIP No. 75955J 204
1	Names of reporting persons Dr. John H. Leaman
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Dr. Todd Johnson
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Benjamin H. Snedeker
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons David Buchen
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

CUSIP No. 75955J 204
1	Names of reporting persons Timothy S. Callahan
2	Check the appropriate box if a member of a group (a) ☒ (b) ☐
3	SEC use only
4	Source of funds
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 0
	9	Sole dispositive power 0
	10	Shared dispositive power 0

11	Aggregate amount beneficially owned by each reporting person 0
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person IN

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on October 22, 2015 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 5, 2015 (the “First Amendment”), Amendment No. 2 filed with the SEC on December 7, 2015 (the “Second Amendment”), Amendment No. 3 filed with the SEC on December 8, 2015 (the “Third Amendment”) and Amendment No. 4 filed with the SEC on December 9, 2015 (the “Fourth Amendment” and together with the Original Schedule 13D, the First Amendment, the Second Amendment and the Third Amendment, the “Schedule 13D”) relating to the common stock, $0.001 par value per share (the “Common Stock”), of Relmada Therapeutics, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive office of the Issuer is 757 Third Avenue, Suite 2018, New York, NY 10017.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Items 2, 4 and 7 of the Schedule 13D are hereby amended and supplemented as follows:

Item 2. Identity and Background.

Item 2 (d)–(e) of the Schedule 13D is hereby amended and restated as follows:

On December 10, 2015, the Federal District Court for the District of Nevada issued, without a hearing, an ex parte temporary restraining order preventing the solicitation of proxies until the expiration of the temporary restraining order on December 22, 2015. The Court also set a hearing on December 22, 2015 on the Issuer’s request for a preliminary injunction. The Shareholder Value Creation Committee, comprised of certain of the Reporting Persons, intends to seek prompt relief from the court and has filed a counterclaim, an opposition to the Issuer’s request for injunctive relief, and a countermotion for injunctive relief against the Issuer. The Shareholder Value Creation Committee intends to vigorously pursue all available legal remedies to protect shareholder franchise.

During the last five years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons none of the persons listed on Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On December 11, 2015, Matthew D. Eitner and James P. Ahern, the members of the Shareholder Value Creation Committee, issued a press release (the “December 11 Press Release”). The full text of the December 11 Press Release is attached hereto as Exhibit 99.10 and is incorporated herein by reference.

On December 21, 2015, the members of the Shareholder Value Creation Committee issued a press release correcting the December 11 Press Release (the “December 21 Press Release”). The full text of the December 21 Press Release is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit No.	Description

99.10	Press Release, dated December 11, 2015, issued by the Shareholder Value Creation Committee.

99.11	Press Release, dated December 21, 2015, issued by the Shareholder Value Creation Committee.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2015

LAIDLAW & COMPANY (UK) LTD.

By:	/s/ Matthew D. Eitner
Name: Matthew D. Eitner
Title: Chief Executive Officer

/s/ Matthew D. Eitner
Matthew D. Eitner
Individually and as attorney-in-fact for Dr. John H. Leaman, Dr. Todd Johnson, Benjamin H. Snedeker, David Buchen and Timothy S. Callahan

/s/ James P. Ahern
James P. Ahern